1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

October 22, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Kathleen Collins

Rebekah Lindsey

Re:	MicroStrategy Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 12, 2021

Form 10-Q for the Quarter Ended June 30, 2021

Filed July 29, 2021

File No. 000-24435

Dear Ms. Collins and Ms. Lindsey:

On behalf of MicroStrategy Incorporated (the “Company”), I am responding to the comments contained in the letter dated October 7, 2021 (the “Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) to Phong Le, President & Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2020 (the “2020 10-K”) and Form 10-Q for the quarter ended June 30, 2021 (the “Q2 2021 10-Q”). The responses contained herein are keyed to the numbering of the comments in the Letter and the headings used in the Letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2020 10-K and Q2 2021 10-Q.

Form 10-K for Fiscal Year Ended December 31, 2020

Item 1. Business

Bitcoin Acquisition Strategy, page 10

Comment:

1.

To provide greater transparency in future filings for your bitcoin acquisition strategy line of business, please include a tabular presentation in MD&A with the following entries (as of the end of the period covered by the periodic report): number of bitcoins held, number of bitcoins purchased during the period covered by the report, number of bitcoins sold during the period covered by the report, average purchase price per bitcoin purchased during the period, average sales price per bitcoin sold during the period, source of capital used to purchase bitcoins during the period, high and low value of bitcoin holdings during the period and value of bitcoin holdings at the end of the period.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Response:

We will expand our existing disclosures in future filings to include the information requested by the Commission. The new tabular disclosures will be included in MD&A within the “Our Bitcoin Acquisition Strategy” section, and will set forth information in the following format as appropriately updated for the reporting period in question:

“Our Bitcoin Acquisition Strategy

In September 2020, our Board of Directors adopted a Treasury Reserve Policy (as amended to date, the “Treasury Reserve Policy”) that updated our treasury management and capital allocation strategies, under which our treasury reserve assets will consist of:

•	cash and cash equivalents and short-term investments (“Cash Assets”) held by us that exceed working capital requirements; and

•	bitcoin held by us, with bitcoin serving as the primary treasury reserve asset on an ongoing basis, subject to market conditions and anticipated needs of the business for Cash Assets.

In the first quarter of 2021, we adopted, in addition to and in conjunction with our Treasury Reserve Policy, a corporate strategy of acquiring and holding bitcoin, and from time to time, subject to market conditions, issuing debt or equity securities in capital raising transactions with the objective of using the proceeds to purchase bitcoin.

The following table presents a rollforward of our bitcoin holdings, including relevant details related to our bitcoin purchases and digital asset impairment losses within the respective periods. We have not sold any of our bitcoin as of the date of this Quarterly Report.

	Source of Capital Used to Purchase Bitcoin		Digital Asset Original Cost Basis (in thousands)	Digital Asset Impairment Losses (in thousands)	Digital Asset Carrying Value (in thousands)	Approximate Number of Bitcoins Held	Approximate Average Purchase Price Per Bitcoin
Balance at June 30, 2020			$0	$0	$0	0	n/a
Digital asset purchases	(a	)	425,000		425,000	38,250	11,111
Digital asset impairment losses				(44,242)	(44,242)

Balance at September 30, 2020			$425,000	$(44,242)	$380,758	38,250	$11,111
Digital asset purchases	(b	)	700,000		700,000	32,219	21,726
Digital asset impairment losses				(26,456)	(26,456)

Balance at December 31, 2020			$1,125,000	$(70,698)	$1,054,302	70,469	$15,964
Digital asset purchases	(c	)	1,086,375		1,086,375	20,857	52,087
Digital asset impairment losses				(194,095)	(194,095)

Balance at March 31, 2021			$2,211,375	$(264,793)	$1,946,582	91,326	$24,214
Digital asset purchases	(d	)	529,231		529,231	13,759	38,464
Digital asset impairment losses				(424,774)	(424,774)

Balance at June 30, 2021			$2,740,606	$(689,567)	$2,051,039	105,085	$26,080

(a)	In the third quarter of 2020, we purchased bitcoin using excess cash, including cash from the liquidation of short-term investments.
(b)	In the fourth quarter of 2020, we purchased bitcoin using $634.7 million in net proceeds from our issuance of the 2025 Convertible Notes and excess cash.
(c)	In the first quarter of 2021, we purchased bitcoin using $1.026 billion in net proceeds from our issuance of the 2027 Convertible Notes and excess cash.
(d)	In the second quarter of 2021, we purchased bitcoin using $487.2 million in net proceeds from our issuance of the 2028 Secured Notes and excess cash.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

The following table shows the approximate number of bitcoins held at the end of each respective period, as well as market value calculations of our bitcoin holdings based on the lowest, highest, and ending market prices of one bitcoin on the Coinbase exchange (our principal market) for each respective quarter, as further defined below:

	Approximate Number of Bitcoins Held at End of Quarter	Lowest Market Price Per Bitcoin During Quarter (f)	Market Value of Bitcoin Held at End of Quarter Using Lowest Market Price (in thousands) (g)	Highest Market Price Per Bitcoin During Quarter (h)	Market Value of Bitcoin Held at End of Quarter Using Highest Market Price (in thousands) (i)	Market Price Per Bitcoin at End of Quarter (j)	Market Value of Bitcoin Held at End of Quarter Using Ending Market Price (in thousands) (k)
June 30, 2020	0	n/a	n/a	n/a	n/a	n/a	n/a
September 30, 2020	38,250	$8,905.84	$340,648	$12,486.61	$477,613	$10,706.00	$409,505
December 31, 2020	70,469	$10,363.76	$730,324	$29,321.90	$2,066,285	$29,181.00	$2,056,356
March 31, 2021	91,326	$27,678.00	$2,527,721	$61,788.45	$5,642,892	$58,601.28	$5,351,820
June 30, 2021	105,085	$28,800.00	$3,026,448	$64,899.00	$6,819,911	$34,763.47	$3,653,119

(f)

The “Lowest Market Price Per Bitcoin During Quarter” represents the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when we purchased any of our bitcoin.

(g)

The “Market Value of Bitcoin Held Using Lowest Market Price” represents a mathematical calculation consisting of the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by us at the end of the applicable period.

(h)

The “Highest Market Price Per Bitcoin During Quarter” represents the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when we purchased any of our bitcoin.

(i)

The “Market Value of Bitcoin Held Using Highest Market Price” represents a mathematical calculation consisting of the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by us at the end of the applicable period.

(j)	The “Market Price Per Bitcoin at End of Quarter” represents the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter.
(k)

The “Market Value of Bitcoin Held at End of Quarter Using Ending Market Price” represents a mathematical calculation consisting of the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter multiplied by the number of bitcoins held by us at the end of the applicable period.

The amounts reported as “Market Value” in the above table represent only a mathematical calculation consisting of the price for one bitcoin reported on the Coinbase exchange (our principal market) in each scenario defined above multiplied by the number of bitcoins held by us at the end of the applicable period. The Securities and Exchange Commission has previously stated that there has not been a demonstration that (i) bitcoin and bitcoin markets are inherently resistant to manipulation or that the spot price of bitcoin may not be subject to fraud and manipulation; and (ii) adequate surveillance-sharing agreements with bitcoin-related markets are in place, as bitcoin-related markets are either not significant, not regulated, or both. Accordingly, the Market Value amounts reported above may not accurately represent fair market value, and the actual fair market value of our bitcoin may be different from such amounts and such deviation may be material. Moreover, (i) the bitcoin market historically has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, and various other risks that are, or may be, inherent in its entirely electronic, virtual form and decentralized network and (ii) we may not be able to sell our bitcoins at the Market Value amounts indicated above, at the market price as reported on the Coinbase exchange (our principal market) on the date of sale, or at all.”

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Item 11. Executive Compensation, page 65

Comment:

2.	In future filings, please include a discussion of how the shares repurchased pursuant to your share repurchase program impacted performance targets used to determine executive compensation.

Response:

In future filings, the Company will include a discussion of how shares repurchased pursuant to its share repurchase program impacted performance targets used to determine executive compensation to the extent applicable.

General

Comment:

3.

We note that your forum selection provision in your bylaws identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, then any other state court located in the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, in future filings, please clearly describe the provision in your disclosure including any risks to investors related to the provision. Please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company will include disclosure in the risk factor sections of its future quarterly and annual reports noting that although the choice of forum provision in its amended and restated by-laws does not apply to actions arising under the Exchange Act, such provision could potentially apply to claims arising under the Securities Act and the uncertainty relating to the enforceability of such provision and the inability of investors to waive compliance with the federal securities laws and the rules and regulations thereunder, as follows:

“Our amended and restated by-laws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, then any other state court located in the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for such disputes with us or our directors, officers or employees

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Our amended and restated by-laws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, then any other state court located in the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Company’s certificate of incorporation or by-laws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, which provides for exclusive jurisdiction of the federal courts. It could apply, however, to a suit that falls within one or more of the categories enumerated in the choice of forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated by-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.”

Comment:

4.

We note that since altering your business model to include the purchase of bitcoin you have generally filed a Form 8-K concurrent with your purchases. However, we note that you purchased approximately $1.026 billion in bitcoin on February 24, 2021 and 13,005 bitcoin on June 21, 2021 and did not file Form 8-Ks. Please advise as to your process for determining whether a bitcoin purchase triggers the need to file a Form 8-K, including why Item 2.01 of Form 8-K has not been triggered for any of your bitcoin purchases.

Response:

In July 2020, the Company announced a capital allocation strategy to invest up $250 million in one or more alternative investments or assets, including digital assets such as bitcoin. In September 2020, the Company adopted a new Treasury Reserve Policy that updated its treasury management and capital allocation strategies, under which bitcoin would serve as the Company’s primary treasury reserve asset on an ongoing basis. In the first quarter of 2021, the Company determined to pursue as part of its overall corporate strategy, a strategy of acquiring bitcoin with its liquid assets that exceed working capital requirements and, from time to time, subject to market conditions, by issuing debt or equity securities in capital raising transactions with the objective of using the proceeds to purchase bitcoin. As a result, since July 2020, purchases of bitcoin by the Company have been effected in each case in the ordinary course of the Company’s business.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

The Company determined to file Forms 8-K voluntarily reporting bitcoin acquisitions under Item 8.01 of Form 8-K as a means to help keep investors apprised of the level of bitcoin purchases it has undertaken as part of its bitcoin acquisition strategy. The purchases of $1.026 billion in bitcoin in February 2021 and approximately 13,005 bitcoins in June 2021 were effected using the proceeds from the Company’s issuance of $1.05 billion aggregate principal amount of 0% convertible senior notes due 2027 that was reported on a Form 8-K filed on February 19, 2021 and proceeds from the Company’s issuance of $500 million aggregate principal amount of 6.125% senior secured notes due 2028 that was reported on a Form 8-K filed on June 14, 2021, respectively. In both such Form 8-K filings, the Company disclosed that the intended use of net proceeds from the sale of the applicable notes was to acquire additional bitcoin. As a result, the Company did not file an additional Form 8-K under Item 8.01 reporting those bitcoin purchases as investors had previously been informed that the proceeds of such offerings would be used to purchase bitcoin. The Company’s periodic reports on Form 10-Q and 10-K disclose and reflect all bitcoin acquisitions during the applicable reporting periods covered, and in some cases, reflect bitcoin acquisitions after the covered reporting periods and prior to the filing of the related periodic reports.

As the acquisition of bitcoin is part of the Company’s ordinary business operations, the Company does not believe that bitcoin purchases trigger a mandatory filing obligation under Form 8-K (in contrast to its reporting obligations under Forms 10-Q and 10-K pursuant to which it discloses its bitcoin holdings and the respective acquisition and carrying costs of such bitcoins as part of the financial statement and Management’s Discussion and Analysis of Financial Condition and Results of Operations requirements of such forms). In particular, a filing under Item 2.01 of Form 8-K is required only to the extent that a registrant “… has completed the acquisition or disposition of a significant amount of assets, otherwise than in the ordinary course of business…”[emphasis added]. As the Company has expressly adopted and disclosed a principal business strategy of acquiring and holding bitcoin, including by issuing debt or equity securities in capital raising transactions with the objective of using the proceeds to purchase bitcoin, the Company submits that its purchase of bitcoin, both using cash flows from operating activities and proceeds from the sale of debt or equity securities, constitutes part of its ordinary course of business and therefore does not trigger a filing under Item 2.01 of Form 8-K.

The Company may from time to time file additional Forms 8-K updating investors as to future bitcoin transactions, but does not intend to file a Form 8-K each time it undertakes any bitcoin transaction, subject of course to any disclosure requirement that may apply due to the nature of the particular transaction. The Company will provide additional information about its bitcoin transactions in its future periodic reports on Form 10-Q and Form 10-K as indicated in the response to Comment #1 above.

Form 10-Q for the Quarterly Period Ended June 30, 2021

Non-GAAP Financial Measures, page 27

Comment:

5.

Please tell us and expand your discussion to explain why you believe that adjusting for bitcoin impairment charges provides useful information to investors in light of your strategy and business purpose for purchasing and holding bitcoin. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

Response:

As discussed in our periodic filings, our digital assets (specifically, our bitcoin holdings) are accounted for as indefinite lived intangible assets under the provisions of Accounting Standards Codification Topic 350, Intangibles – Goodwill and Other (“ASC 350”). Pursuant to ASC 350, indefinite-lived intangible assets are initially recorded at their historical cost and subsequently tested for impairment at least annually, or more frequently if events or circumstances exist that indicate impairment has more likely than not occurred. Such events or circumstances include when the fair value of the asset declines below its recorded carrying value. Applied to digital assets, we are required to evaluate transactions where the same digital asset is bought and sold by third parties on a market at a price below its current carrying value as recorded on our financial statements. Given the volatility of digital assets, we continuously assess our bitcoin holdings for impairment, writing each bitcoin’s carrying value down to the lowest reported price, since its acquisition, on the Coinbase exchange, which serves as our principal bitcoin market. Impairment charges, including intra-reporting period impairment charges, cannot be reversed once recorded under ASC 350. As a result, subsequent increases in the market price of bitcoin are not reflected in the asset’s reported carrying value on our balance sheet, nor are they reflected in our statement of operations. Reflecting cumulative impairment charges on our financial statements without regard to current market value gains would result in an incomplete assessment of our bitcoin holdings and is less meaningful to management or investors in light of our strategy to acquire and hold bitcoin.

Further, under ASC 350, impairment losses are required to be presented within continuing operations on an entity’s income statement. Although we segregate the impairment losses from other operating expenses on our income statement to maximize transparency, these non-cash impairment losses continue to be included in the calculation of “income (loss) from operations”, which is a key operating metric used by investors. We have reported significant losses from operations since we began acquiring bitcoin in the third quarter of 2020, as a result of the impairment losses we have been required to record on our bitcoin holdings under ASC 350, even as the fair market value of our overall bitcoin holdings has risen substantially.

As a result of these significant reported losses, beginning in the third quarter of 2020, we have provided non-GAAP income from operations and non-GAAP net income that exclude bitcoin impairment losses to better enable a comparison of our performance across reporting periods and to also provide more meaningful information to our investors, who may not consider bitcoin non-cash impairment losses to be valuable information without equal consideration of subsequent increases in market value. We further believe that the inclusion of bitcoin non-cash impairment losses may otherwise distract from our investors’ analysis of the operating results of our enterprise software analytics business. In fact, in the second quarter of 2021, at the specific request of some of our larger investors, we provided (and will further supplement with the information requested by the Commission in Comment #1) additional information with respect to the historical cost basis and current market value of our bitcoin holdings.

To further comply with the requirement in Item 10(e)(1)(i)(C) of Regulation S-K to provide “a statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations”, we will expand our existing disclosures in our future filings as follows:

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

“We believe that these non-GAAP financial measures are also useful to investors and analysts in comparing our performance across reporting periods on a consistent basis…. With respect to the exclusion of impairment losses on bitcoin, we also believe that adjusting our operating results to remove GAAP impairment losses aligns with our corporate strategy of acquiring and holding bitcoin because the impairment losses do not account for the subsequent increases in market value we have experienced while holding our bitcoin. In addition, in conjunction with other excluded items, the exclusion of impairment losses on bitcoin helps to provide greater transparency on the operating results from our enterprise analytics software business.”

Comment:

6.

Please tell us whether you use GAAP diluted shares as reflected on your income statement to calculate non-GAAP diluted earnings per share for fiscal year 2021 periods. If so, tell us why you do not include an adjustment to your weighted average shares to include dilutive instruments outstanding considering that you had non-GAAP net income.

Response:

We have used GAAP diluted weighted average shares outstanding as reflected on our income statement to calculate non-GAAP diluted earnings per share, including for fiscal year 2021 periods where we achieved non-GAAP net income in comparison to GAAP net losses.

Pursuant to Accounting Standards Codification Topic 260, Earnings per share (“ASC 260”), in comparison to the computation of basic earnings per share, “the denominator used in the computation of diluted earnings per share is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued” (ASC 260-10-45-16). ASC 260 further states, “The computation of diluted EPS shall not assume conversion, exercise, or contingent issuance of securities that would have an antidilutive effect on EPS” (ASC 260-10-45-17)…. “Including potential common shares in the denominator of a diluted per-share computation for continuing operations always will result in an antidilutive per-share amount when an entity has a loss from continuing operations or a loss from continuing operations available to common stockholders…” (ASC 260-10-45-19). Therefore, in periods of net loss (as was the case for each of the periods in fiscal year 2021 covered by this letter), the weighted average shares outstanding used in the computation of our GAAP diluted loss per share excluded any dilutive potential common shares had the Company been in a net income position and was the same as the weighted average shares outstanding used in the computation of our GAAP basic loss per share.

In our quarterly and annual filings, we present supplemental non-GAAP financial measures for net income and resulting diluted earnings per share. Our non-GAAP net income excludes the impact of our share-based compensation expense, impairment losses and gains on sale from intangible assets, which include our digital assets, interest expense arising from the amortization of debt issuance costs on our long-term debt, and related income tax effects. Given the significant impairment losses on our digital assets, we generally have achieved non-GAAP net income in periods where we otherwise have GAAP net losses. Had we achieved GAAP net income, we would have adjusted the weighted average shares outstanding in our GAAP diluted earnings per share calculation to include dilutive potential common shares in accordance with ASC 260. However, for purposes of computing non-GAAP diluted earnings per share, we elected not to adjust the weighted average shares outstanding

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com in order to preserve the per share impact of each reconciling item on our actual GAAP loss per share, with less focus on the ending non-GAAP diluted earnings per share figure, which management understands may be further impacted by dilutive potential common shares when applying the provisions of ASC 260.

Although we have included a reconciliation of non-GAAP diluted earnings per share in our periodic filings and earnings releases, our primary focus is on non-GAAP income from operations and non-GAAP net income. Our non-GAAP diluted earnings per share has historically been provided simply as a natural extension of the first two metrics for completeness and to simplify the reconciliation presentation. Further including a reconciliation of non-GAAP weighted average shares outstanding to GAAP weighted average shares outstanding in order to mechanically comply with ASC 260 would require an additional reconciliation and distract from the non-GAAP metrics that management is using to provide investors with additional insights into our business.

To provide further clarity, we will include the following disclosure in future filings and other public documents to note that our non-GAAP diluted earnings per share calculation retains the same weighted average shares outstanding as used in our GAAP diluted earnings or loss per share calculation:

“For reconciliation purposes, the non-GAAP diluted earnings (loss) per share calculations use the same weighted average shares outstanding as that used in the GAAP diluted earnings (loss) per share calculations for the same period. For example, in periods of GAAP net loss, otherwise dilutive potential shares of common stock from our share-based compensation arrangements and Convertible Notes are excluded from the GAAP diluted loss per share calculation as they would be antidilutive, and therefore are also excluded from the non-GAAP diluted earnings or loss per share calculation.”

Comment:

7.	In future filings, please disclose the source of the fair value per bitcoin used to present the market value of your bitcoin at the reporting period end.

Response:

Although we have disclosed in our filings that our calculation of market value of our bitcoin holdings is based on the market price of one bitcoin in our principal market at 4:00 p.m. Eastern Time on the last day of each period reported, we will expand such disclosure to specifically name the Coinbase exchange, which is our principal market.

* * * * *

The Company plans to incorporate the new disclosures noted throughout this response letter beginning with its upcoming Form 10-Q for the Quarterly Period Ended September 30, 2021, to be filed with the Commission on or around October 28, 2021.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1850 Towers Crescent Plaza Tysons Corner, VA 22182 703 848 8600 703 848 8610 Fax www.microstrategy.com

We hope you find that these responses answer the staff’s questions, but please contact the undersigned at (703) 744-3084 if you have any further questions or would like to discuss our responses.

Very truly yours,

/s/ Phong Le

Phong Le
President & Chief Financial Officer